

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Ben Rodgers
Chief Financial Officer and Treasurer
Altus Midstream Company
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

> **Re: Altus Midstream Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 16, 2021**
> **File No. 001-38048**

Dear Mr. Rodgers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed November 16, 2021

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements , page 104

1. We note you made a pro forma adjustment to eliminate the asset retirement obligation amount of $67.2 million since the ultimate dismantlement and removal dates of the Altus pipelines and infrastructure are not determinable based on the future operating plans of the combined business, such that the fair value of the liability is not currently estimable. Tell us why you believe this adjustment is appropriate. Additionally, tell us how you considered the guidance in ASC 410-20-25-7 through ASC 410-20-25-13 regarding obligations when uncertainty exists about the timing or method of settlement.

2. Revise footnote 6(i) to discuss the estimates and assumptions used to calculate the adjustments to stock compensation expense.

3.   You disclose that you have not allocated any value to your 15% ownership interest in EPIC Crude Oil Pipeline in adjustment 5(b). You also disclose in adjustment 6(e) that you eliminated equity in losses of EPIC Crude Oil Pipeline unconsolidated affiliate, as no value was allocated in the transaction to EPIC Crude Oil Pipeline. Please explain why these adjustments are appropriate and meet the requirements for pro forma presentation under Article 11 of Regulation S-X. Please also tell us how this assumption is consistent with the Selected Company Analysis performed by Credit Suisse that appears to have ascribed value to EPIC Crude Oil Pipeline.

Results of Operations , page A-16

4.   Revise your disclosure to explain how management uses throughput volumes to analyze changes in your results of operations and quantify the extent to which revenue was impacted by changes in throughput volumes or commodity prices. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Condensed Consolidated Financial Statements (Unaudited)
Note 14. Commitments and Contingencies
Legal Matters, page A-55

5.   You disclose that "During the third quarter of 2021, the Partnership entered into litigation with two third parties to collect outstanding receivables totaling $19.7 million that remain outstanding from the Winter Storm Uri during February of 2021." Disclose the issues surrounding this legal dispute and how management assessed the collectability of these receivables as of September 30, 2021.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
General , page A-63

6.   Revise your disclosure to discuss how you are organized, and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

Concentration Risk, page A-66

7.   Revise to disclose how you monitor the financial solvency of your producers and the credit quality of your customers and the financial metrics used.

Note 15. Acquisitions, page A-88

8.   Revise to disclose the information required by ASC 805-10-50-2, including the supplemental pro forma information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Troy Harder